FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February, 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an advertisement which is to be published in the press in Malta on
21 February 2009
 by HSBC Bank
Malta
 p.l.c., a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

20 February 2009

HSBC BANK
MALTA
 p.l.c.
2008 RESULTS - HIGHLIGHTS

Review of Performance

  Profit before tax of €
  96.
  1
   million for the
  year
   ended
  31 December 200
  8 - down €
  18.
  6
   million, or
  16.
  2
   per cent, compared with €
  114.6
   million
  in 2007
  .

  Profit attributable to shareholders down
  17.
  3
   per cent, or €
  13.
  2
   million, to €
  6
  3
  .
  1
   million, compared with €
  76.3
   million
  in 2007
  .

  Earnings per share
  of

  €0.
  21
  6
  ,
   down 17.2 per cent
   compared to
  €0.
  261
   for 2007
  .

  Loans and advances to customers of €
  3,112.2
   million at
  31 December 2008
   - up €
  289.9
   million, or
  10.3
   per cent, compared with 31 December 2007.

  Core customer deposits of
  €
  3,407.5
   million at
  31 December
   2008 - up €
  33.7
   million
  ,
   or 1.0 per cent
  ,

  compared with 31 December 2007.

  Total assets of €5,
  2
  96.1

  million, up €
  40
  1
  .
  0
   million, or
  8
  .2 per cent, compared with 31 December
  2007
  .

  Return
   on
  equity
   of 22.
  3
   per cent for
  the year
   ended 3
  1 December
   2008, compared
  with
   27.
  6
   per cent
  in
  2007.

  Capital adequacy ratio, on a Basel II basis, of 11.0 per cent compared with 10.3 per cent in 2007.

Commentary

HSBC Bank
Malta
 and its subsidiaries
 delivered a
profit before tax
 in 2008
 of €96.
1
 million
.
While
 this represents a decline of 16.
2
 per cent compared to 2007,
it was
a solid result achieved
after taking into account

the introduction of the euro and the volatility of world financial markets. Overall
, profitability was still
 strong with a return on equity of 22.3 per cent.

Net interest income of €123.0 million

in 2008

was down
 2.5 per cent
,

from
 €126.2 million
in 2007
.
Increases in
 loans and advances
generated
steady growth
 in interest receivable. This was off-set by the increase in interest payable on retail deposits
,
 and m
argin pressure
 from
a combination of increased
competition
 and

the
lower
ing of
 base rates

by
the

ECB in the last quarter of 2008.

Net f
ees and commission income of €
31.8
 million
in 2008, compared to €31.0 million

in

2007
,
was achieved
 despite reduced levels of business activity during the first quarter of 2008 following

Malta
'
s adoption of the euro on 1 January 2008 and the general elections. Adopting the euro also affected foreign exchange dealing income which
,
 at €
7.9
 million, was significantly lower than the €
16.7
 million earned
in the previous
 year.

Strong organic growth in sales of regular premium term life and investment products, and flat costs contributed to the life insurance business generating a profit before tax of €16.4 million in 2008, up 25.0 per cent on 2007.

The
loss
 of €29.4
 million
 in
n
et income from insurance financial instrum
ents designated at fair value
was
 offset
 by a
corresponding increase
 in
o
ther operating income
,

a
 reduction in
n
et insurance claims incurred and movement in policyholders
'
 liabilities.

During the year,
gains from property disposals and a revaluation gain on investment property generated €3.5
 mil
lion in other operating income.

Operating expenses of €
90.4
 million

in 2008 were

€6.7 million
,
 or
8
.
1
 per cent
,
 higher compared to the
previous year
,
 with a cost efficiency ratio of
48.0

per cent compared to
42.1
 per cent in 2007.
Employee compensation and benefits increased by €5.6 million in 2008
 primarily due to an exceptional charge to support
 a voluntary early retirement scheme.
General and administrative e
xpense growth
 of €1.0 million

was driven
primarily
by non-recurring costs related to the euro co
nversion and
 information technology investment
,
 as well as utility and communications expenditure
.
S
tripping out
the costs incurred by the
e
uro conversion and

voluntary retirement scheme
,

operating expenses
 remained flat
 year-
on
-
year
.

The n
et impai
rment charge of €1.9 million
was six
 basis points
of loans and
advances to customers. The
year-
on
-
year increase
was
mainly
 due to

the non-recurrence of the high levels of recoveries experienced during
2007
.

L
oans and advances to customers
increased
 by
€
289.9
 million
 in 2008
 to €3,112.2 million
,
from €
2,822.3 million
 in 2007
,
 with
 growth
across
both the personal and commercial sectors
.
The quality of the overall loan book remains good with non-
performing loans
at the 2008 year end
representing
2.
3
 per cent of
gross
 loans
,

an improvement from
2.
7
 per cent at the end of 2007
.

Short-term liquid money market placements in the form of loans and advances to banks increased by €441.3 million to €1,072.3 million as more

new
 funds
and maturing liquidity
were placed
with
 HSBC

as a result of
increasing
 market risks
.

In these
 challenging
times
, the
a
vailable-for-
s
ale investments portfolio was marked down by €9.7 million
during
 the year.
HSBC Malta believe
s
 that the credit quality of these assets remains strong and that this deficit will reverse over the long-term.
 The mark-down was charged to revaluation reserves, net of tax.

The
capital adequacy
 ratio, on a Basel II basis, remained strong at 11.0 per cent.
In September 2008, the b
ank issued a €30.0 million
,
 5.9 per cent
,

subordinated bond
to
further
strengthen

its

funding base and
 to
 support
 future business growth.

Alan Richards,
d
irector and
c
hief
e
xecutive
o
fficer
 of
 HSBC Bank
Malta
, said:
"
It
 will be a particularly challenging year
 in 2009
 as many parts of the world head into a recession
which
will leave its mark on
Malta
. Profitability will be under pressure as the economy slows, margins contract further
in a low interest rate environment and impairments are likely to incr ease as the credit cycle
continues to weaken
.

"
Whil
st

some of the challenges we face may be unprecedented
,
 we are in
good

shape.
I am confident that with our track record, the backing of
the

HSBC Group, our enduring commitment to liquidity, strong capital and a conservative approach to risk management, we are well positioned to build on
 our strengths and support
 our customers to drive
 future growth
.

"
The
 financial

result for 2008

is
 a testimony to the hard work and professionalism of our staff during these trying times.
"

T
he Board is declaring a final
 gross dividend of
€0.
096
 per share
(
€0.
062

net of tax). This will be paid on
20 April 2009
to shareholders who are on the bank
'
s register of
shareholders
at 4
March
2009
. This, together with the gross interim ordinary dividend of
€0.
119 per share
,
 results in a total gross dividend for the year of
€0.
215
.

Income statements for the year 1 January 2008 to 31 December 2008

	Group		Bank
	2008	2007	2008	2007
	€000	€000	€000	€000
Interest receivable and similar income
– on loans and advances, balances with Central Bank of Malta, Treasury Bills and other instruments	224,031	217,587	223,907	217,671
– on debt and other fixed income instruments	21,479	19,993	21,376	19,993
Interest payable	(122,466)	(111,342)	(124,623)	(113,107)
Net interest income	123,044	126,238	120,660	124,557

Fees and commissions receivable	34,332	33,289	28,498	26,972
Fees and commissions payable	(2,567)	(2,294)	(1,955)	(1,808)
Net fee and commission income	31,765	30,995	26,543	25,164

Dividend income	69	328	1,504	9,655
Trading profits	7,802	16,785	7,802	16,785
Net income from insurance financial instruments designated at fair value through profit or loss	(29,407)	35	-	-
Net gains on sale of available-for-sale financial assets	2,787	3,538	2,725	3,538
Net earned insurance premiums	58,032	73,249	-	-
Other operating income	31,779	15,844	3,749	4,279
Total operating income	225,871	267,012	162,983	183,978

Net insurance claims incurred and movement in policyholders’ liabilities	(37,570)	(68,321)	-	-
Net operating income	188,301	198,691	162,983	183,978

Employee compensation and benefits	(55,477)	(49,840)	(52,991)	(47,533)
General and administrative expenses	(27,743)	(26,732)	(26,168)	(24,927)
Depreciation	(5,951)	(6,026)	(5,920)	(5,991)
Amortisation of intangible assets	(1,238)	(1,044)	(1,011)	(780)
Other operating charges	-	(30)	-	(30)
Net operating income before impairment charges and provisions	97,892	115,019	76,893	104,717
Net impairment	(1,907)	(42)	(1,907)	(42)
Reversals/(provisions) for liabilities and other charges	102	(340)	103	(305)
Profit before tax	96,087	114,637	75,089	104,370
Tax expense	(32,972)	(38,322)	(25,706)	(33,458)
Profit attributable to shareholders of the bank	63,115	76,315	49,383	70,912

Earnings per share	21.6c	26.1c	16.9c	24.3c

Balance sheets at 31 December 2008
	Group		Bank
	2008	2007	2008	2007
	€000	€000	€000	€000
Assets
Balances with Central Bank of Malta, Treasury Bills and cash	130,682	472,136	130,681	472,136
Cheques in course of collection	9,308	3,103	9,308	3,103
Financial assets held for trading	11,823	15,980	12,057	15,980
Financial assets designated at fair value through profit or loss	279,714	275,695	-	-
Financial investments	429,912	456,525	412,016	452,008
Loans and advances to banks	1,072,306	631,018	1,072,269	630,936
Loans and advances to customers	3,112,240	2,822,315	3,112,240	2,822,315
Shares in subsidiary companies	-	-	35,707	29,541
Intangible assets	64,256	36,110	1,797	1,363
Property and equipment	70,684	77,820	70,731	77,857
Investment property	14,050	12,885	11,647	10,482
Assets held for sale	9,168	11,922	9,317	12,071
Current tax recoverable	2,966	2,596	2,164	1,887
Deferred tax assets	15,916	11,553	15,726	11,548
Other assets	25,824	25,855	8,425	8,938
Prepayments and accrued income	47,239	39,576	44,598	36,571
Total assets	5,296,088	4,895,089	4,948,683	4,586,736

Liabilities
Financial liabilities held for trading	11,381	15,043	12,375	15,239
Amounts owed to banks	462,185	87,142	462,185	87,142
Amounts owed to customers	4,016,632	4,039,492	4,073,875	4,107,994
Provision for current tax	688	11,043	-	4,294
Deferred tax liabilities	17,600	12,361	-	-
Liabilities to customers under investment contracts	15,122	18,947	-	-
Liabilities under insurance contracts issued	311,250	290,943	-	-
Other liabilities	36,734	32,303	33,883	29,294
Accruals and deferred income	53,930	53,147	53,839	52,374
Provisions for liabilities and other charges	312	414	277	380
Subordinated liabilities	87,777	57,962	87,777	57,962
Total liabilities	5,013,611	4,618,797	4,724,211	4,354,679
Equity
Called up share capital	87,552	84,976	87,552	84,976
Revaluation and other reserves	15,149	24,614	15,314	24,764
Retained earnings	179,776	166,702	121,606	122,317
Total equity	282,477	276,292	224,472	232,057
Total liabilities and equity	5,296,088	4,895,089	4,948,683	4,586,736
Memorandum items
Contingent liabilities	129,925	129,972	129,948	129,995
Commitments	1,110,572	1,148,034	1,110,572	1,148,034

The financial
 statements were approved by the Board of Directors on 20 February 2009 and signed on its behalf by:

Albert Mizzi,
Chairman

Alan Richards,
Chief Executive Officer

Statements of changes in equity for the year 1 January 2008 to 31 December 2008

	Called up share capital	Revaluation and other r eserves	Retained earnings	Total equity
Group	€000	€000	€000	€000
At 1 January 2008	84,976	24,614	166,702	276,292
Release of net gains on a vailable-for sale assets transferred to the income statement on disposal	-	(876)	-	(8 76 )
Net fair value adjustments on financial investments	-	(6, 263 )	-	(6,263)
Release of revaluat ion reserve on disposal of properties	-	(2,326)	2,326	-
Income and expenses recognised directly in equity	-	(9,465)	2,326	(7, 139 )
Increase in paid-up value Profit for the year	2,576 -	- -	(2,576) 63,115	- 63,115
Share-based payments Dividends	- -	- -	858 (50,649)	858 (50,649)
At 31 December 2008	87,552	15,149	179,776	282, 477
At 1 January 2007 as previously stated Impact of adoption of IFRIC 11	84,976 -	25,323 (575)	184,062 189	294,361 (386)
At 1 January 2007 as restated	84,976	24,748	184,25 1	293,975
Release of net gains on available-for sale assets transferred to the income statement on disposal	-	(1,808)	(491)	(2,299)
Net fair value adjustments on financial investments	-	(6,940)	-	(6,940)
Net surplus on revaluation of freehold and long leasehold properties	-	8,614	-	8,614
Income and expenses recognised directly in equity	-	(134)	(491)	(625)
Profit for the year	-	-	76,315	76,315
Share-based payments	-	-	304	304
Dividends	-	-	(93,677)	(93,677)
At 31 December 2007 as restated	84,976	24,614	166,702	276,292

Statements of changes in equity for the year 1 January 2008 to 31 December 2008

	Called up share capital	Revaluation and other r eserves	Retained earnings	Total equity
Bank	€000	€000	€000	€000
At 1 January 2008	84,976	24,764	122,317	232,057
Release of net gains on available-for-sale assets transferred to the income statement on disposal	-	(836)	-	(836)
Net fair value adjustments on financial investments	-	(6,288)	-	(6,288)
Release of revaluat ion reserve on disposal of properties	-	(2,326)	2,326	-
Income and expenses recognised directly in equity	-	(9,450)	2,326	(7,124)
Increase in paid-up value Profit for the year	2,576 -	- -	(2,576) 49, 383	- 49,383
Share-based payments Dividends	- -	- -	805 (50,649)	805 (50,649)
At 31 December 2008	87,552	15,314	121,606	224,472
At 1 January 2007 as previously stated Impact of adoption of IFRIC 11	84,976 -	25,288 (540)	145,083 179	255,347 (361)
At 1 January 2007 as restated	84,976	24,748	145,262	254,986
Release of net gains on available-for-sale assets transferred to the income statement on disposal	-	(1,808)	(491)	(2,299)
Net fair value adjustments on financial investments	-	(6,790)	-	(6,790)
Net surplus on revaluation of freehold and long leasehold properties	-	8,614	-	8,614
Income and expenses recognised directly in equity	-	16	(491)	(475)
Profit for the year	-	-	70,912	70,912
Share-based payments	-	-	311	311
Dividends	-	-	(93,677)	(93,677)
At 31 December 2007 as restated	84,976	24,764	122,317	232,057

Cash flow statements for the year 1 January 2008 to 3 1 December 2008

Group			Bank
	2008	2007	2008	2007
	€000	€000	€000	€000

Cash flows from operating activities
Interest , commission and premium receipts	314,862	337,419	248,029	256,212
Interest , commission and claims payments	(145,954)	(122,534)	(125,827)	(105,199)
Payments to employees and suppliers	(79,468)	(76,438)	(75,013)	(72,602)
Operating profit before changes in operating assets/liabilities	89,440	138,447	47 , 189	78,411
(Increase)/decrease in operating assets:
Trading instruments	(32,825)	(15,549)	33	(1,349)
Reserve deposit with Central Bank of Malta	61,306	(815)	61,306	(815)
Loans and advances to customers and banks	(471,985)	(112,672)	(471,985)	(112,672)
Treasury B ills	80,531	(54,896)	80,531	(54,896)
Other receivables	(4,867)	18,388	(4,876)	18,730
Increase/(decrease) in operating liabilities:
Customer accounts and amounts owed to banks	2,379	405,122	(8,316)	444,805
Other payables	5,213	(1,202)	3,801	(1,165)
Net cash (used in)/from operating activities before tax	(270,808)	376,823	(292,317)	371,049
Tax paid	(38,876)	(33,818)	(30,498)	(33,355)
Net cash (used in)/from operating activities	(309,684)	343,005	(322,815)	337,694
Cash flows from investing activities
Dividends received	49	228	982	7,566
Interest received from financial investments	23,884	21,011	23,825	21,011
Proceeds from sale and maturity of financial investments	88,551	195,078	86,156	195,078
Proceeds on sale of property and equipment and intangible assets	9,755	61	9,750	61
Purchase of financial investments	(83,733)	(278,768)	(67,953)	(274,104)
Purchase of property an d equipment , investment property and intangible assets	(7,556)	(9,981)	(7,454)	(9,723)
Purchase of shares in subsi diary companies	-	-	(6,166)	(6,988)
Net cash from/(used in) investing activities	30,950	(72,371)	39,140	(67,099)
Cash flows from financing activities
Dividends paid	(50,649)	(93,677)	(50,649)	(93,677)
Issue of subordinated loan stock	30,000	58,234	30,000	58,234
Subordinated loan stock issue costs	(226)	(302)	(226)	(302)
Net cash used in financing activities	(20,875)	(35,745)	(20,875)	(35,745)
(Decrease) /increase in cash and cash equivalents	(299,609)	234,889	(304,550)	234,850
Effect of exchange rate changes on cash and cash equivalents	(22,840)	(27,258)	(22,840)	(27,258)
Net (decrease)/increase in cash and cash equivalents	(276,769)	262,147	(281,710)	262,108
	(299,609)	234,889	(304,550)	234,850
Cash and cash equivalents at beginning of year	604,204	369,315	604,122	369,27 2
Cash and cash equivalents at end of year	304,595	604,204	299,572	604,12 2

Basis of
p
reparation

The preliminary profit statement is published pursuant to Listing Rule 9.35 of the MFSA Listing Authority and Article 4 (2) (b) of the Prevention of Financial Markets Abuse (Disclosure and Notification) Regulations, 2005. Figures have been extracted from HSBC Bank
Malta
 p.l.c.
'
s Annual Report and Accounts which have been audited by KPMG
.

These financial statements have been prepared and presented in accordance with International Accounting Standards as adopted by the EU (EU endorsed International Financial Reporting Standards) by virtue of Legal Notice 19 of 2009 of the Accountancy Profession Act : Accountancy Profession (Accounting and Auditing Standards) Regulations 2009.

HSBC Bank Malta p.l.c. is a member of the HSBC Group, whose ultimate parent company is HSBC
Holdings plc. Headquartered in London, HSBC Holdings plc is one of the largest banking and financial services organisations in the world. The HSBC Group
'
s international network comprises around
9,500
 properties in 8
5
 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: February 20, 2009